Exhibit 99.2

SUSTAINABILITY REPORT

We are pleased to present our 2013 Sustainability Report: our annual update to Westport’s ongoing effort to support the transition to a sustainable energy future. Westport has grown from an innovative research experiment to a global operating company. Our strength is the result of our willingness to challenge the limits of what is possible and transform transportation systems to address sustainability concerns such as air quality, energy security and greenhouse gas emissions. In 2013 we have been challenged to adapt to our recent growth as we continue to support new markets for cleaner gaseous vehicles and change the way the world moves.

Sustainability underlies everything we do.

We believe that business success isn't solely measured “company to customer” but through our relationships with a range of stakeholders. As a clean technology leader, we recognize the responsibility we have to our employees, customers, partners, shareholders, suppliers, governments, the natural environment, academic institutions, non-government organizations (NGOs) and the neighbourhoods in which we live and work. We seek to engage partners on every level to collaboratively shift far-reaching global energy systems to respond together to the issues that concern us all.

The decarbonisation of the transport sector requires vision, leadership and boldness. Governments around the world are recognizing the economic, energy security, environmental and job creation benefits of natural gas vehicles. Environmental NGOs want to learn more about how reducing the carbon intensity of fuels has the potential to meaningfully reduce emissions from heavy-duty vehicles. Our partners see a tremendous opportunity to revolutionize how we, as global citizens, move freight and people. Westport’s ongoing technological innovation and drive to catalyze real change will continue to address the demands of all of our stakeholders in the coming year.

Natural Gas in 2013: Cementing the Foundation of our Sustainable Energy Future

Natural gas is positioned as the cornerstone of the world’s transition to sustainable energy systems. Energy analysts and major producers continue to project natural gas to be the fastest growing traditional energy source for the foreseeable future. Governments anticipate the key role natural gas will play in their economies and are devoting funding to infrastructure projects that will smooth this key transition, with prominent commitments in the United States, Europe, and China.[1] President Barack Obama has recognized natural gas as “the bridge fuel that can power the U.S. economy”.[2] And forward-thinking fleets are investing in natural gas vehicles and fueling infrastructure today in anticipation of its long-term contribution towards the resilience and diversification of their vehicle fleets.

[1]	http://www.reuters.com/article/2012/10/31/china-gas-policy-idUSL3E8LV5DN20121031, http://www.bluecorridor.org/
[2]	http://www.ngvjournal.com/en/home/item/14620

UPS is one of the most prominent nationwide alternative fuel fleets. UPS’s Package Operations consists of a delivery fleet of almost 95,000 vehicles, which currently include over 2,500 alternative-fuelled vehicles and have ambitious long-term targets for shifting away from gasoline and diesel.[3] UPS has made natural gas, particularly liquefied natural gas (LNG) with its benefits for long-haul heavy-duty hauling, one of its cornerstone efforts to protect itself against volatile fuel pricing. They hail LNG as “one of the most promising alternatives to conventional diesel fuel for trucks” due to their “strong pulling power and long range […] while offering a lower emission profile.”[4]

Collaboration in 2013:

Business for Social Responsibility (BSR)

Business for Social Responsibility (BSR) is a global network of more than 250 companies working to create a just and sustainable world.  Westport joined BSR in 2012 and is a founding member of the Future of Fuels working group.[5]  The sustainability of energy and transportation has become increasingly important for business and it presents a range of challenges and opportunities for companies across the entire fuel value chain.  This leadership initiative brings together experts from the private, non-profit, public and academic sectors to help companies understand the greatest sustainability challenges of their transportation fuel system and how to mitigate those impacts.

While greenhouse gas or criteria air pollutant emission reductions have traditionally been the driver of cleaner, low-carbon fuels and advanced vehicles, other sustainability impacts such as human rights, affordability, energy security, community health, water quality, occupational health and safety and land use must also be carefully considered.

Carbon Disclosure Project (CDP)

The Carbon Disclosure Project (CDP) is an international, not-for-profit organization providing the only global system for companies to measure, disclose, manage and share environmental performance information.  It represents 722 investors with $87 trillion in assets and holds the largest collection of self-reported corporate climate data.[6]

[3]	http://www.responsibility.ups.com/community/Static%20Files/sustainability/UPS_CSR2012_Highlights-News_072213.pdf

[4]	Ibid.

[5]	Other Future of Fuels founding members include Coca-Cola, GE Foundation, Nike, Shell, Suncor Energy, U.S. Department of Defense, UPS, Volvo Group and Walmart.

[6]	https://www.cdp.net/en-us/news/cdp%20news%20article%20pages/a-third-of-worlds-invested-capital-calls-for-corporate- environmental-data.aspx

Westport prepared its first CDP report in 2012 and received a score of 60 within performance band E.  In 2013, we improved our score through the disclosure of additional performance metrics to 71 within performance band D.  As a clean technology leader, we recognize that we must account for and responsibly reduce the environmental impact of natural gas engines and vehicles.  Our work with the CDP is a major step in expanding the reach and rigour of Westport’s sustainability transparency.[7]

Carbon Price Communiqué

The Carbon Price Communiqué is a historic call for action coordinated by the Prince of Wales’ Corporate Leaders Network for Climate Action in association with the World Business Council on Sustainable Development (WBCSD) and the International Emission Trading Association (IETA).  Bringing together a broad coalition of stakeholders, the Carbon Price Communiqué signals the readiness of leading companies to tackle one of the most urgent challenges of the 21st century.  It also underscores the importance of regulatory certainty for reducing greenhouse gas emissions while encouraging growth in energy, transport and the built environment.

Westport joined more than 150 corporations to call on governments around the world to put a price on carbon. The Corporate Leaders Group will be reconvening in 2014 to launch the next Communiqué and Westport looks forward to working through this process to continue to advocate for a fair price on carbon and a stable regulatory framework to bring about truly sustainable transport.

[7]	A disclosure score of E indicates “little evidence of initiatives on carbon management potentially due to companies just beginning to take action on climate change,” appropriate for Westport’s first year of participation. The score of D in 2014 indicates “limited evidence of mitigation or adaptation initiatives and no/limited strategy on climate change,” indicative of increasing performance.

UC Davis NextSTEPS

The NextSTEPS program is a four-year multidisciplinary research consortium working to advance alternative transportation that operates within the Institute of Transportation Studies at the University of California (Davis). The goal of NextSTEPS is to generate new insights about the transition to a sustainable transportation energy future and to disseminate that knowledge effectively to decision-makers in the public and private sectors. NextSTEPS encompasses interdisciplinary research on electric vehicles, biofuels, hydrogen fuel cells and efficiency improvements to gasoline and diesel engines. Natural gas was added as a dedicated research stream in 2012.

The NextSTEPS members include 23 other government and corporate partners, including the U.S. Department of Transportation and major automotive Original Equipment Manufacturers (OEMs) such as Ford, GM, Volkswagen and Toyota.

Environmental Defence Fund Pump to Wheels Methane Leakage Study

 The Environmental Defense Fund (“EDF”) has a history of cross-sector collaboration and balanced environmental analysis. In 2012, the EDF initiated a series of studies with academic and industry partners to better understand the source and quantity of methane emissions along the natural gas supply chain.[8]

Westport joined the EDF in 2012 as a partner in its Pump to Wheels Methane Leakage Study for natural gas vehicles, refuelling stations and maintenance facilities. Natural gas in medium and heavy-duty transport applications is gaining market share, and industry is working to develop and bring new products to market that improve performance, reliability and quality from early systems deployed as long as a decade ago. Westport’s support of scientific studies such as this is an integral part of our commitment to take a leadership role in the transition towards sustainable mobility.

Report Scope:

At this time, we only report on our operations in British Columbia, Canada. We began collecting energy consumption data from our global facilities in 2013 and are currently auditing those internal data collection systems before publicly reporting our complete operational footprint. While the majority of our engine testing and development occurs in Vancouver, we recognize that we must tell a more complete story about our activities, success and challenges.

[8]	The five study modules are production, gathering lines and processing facilities, pipeline and storage, local distribution, and commercial trucks and refueling stations. The first peer-reviewed study has now been published in the journal proceedings of the National Academy of Science and is available at http://www.pnas.org/content/110/44/17768.

The Importance of the Global Reporting Initiative:

The Global Reporting Initiative (GRI) provides a consistent means for companies to voluntarily report on the economic, social and environmental impacts of their business. The GRI’s 79 indicators and associated methodologies enable companies to facilitate decision-making and improve sustainability performance based on globally recognized indicators.

Perhaps one of the most significant advantages of the GRI is the ability to compare the performance of Westport to our OEM partners and competitors. This report, prepared in accordance with the GRI Third Generation Guidelines (G3), discloses data from January to December 2013. Historical data from the past four fiscal years have been included for comparative purposes, where appropriate.

Westport has self-declared this report to correspond to application level B in the six-level grid of the GRI G3 guidelines. Application Level B requires us to disclose our performance on at least twenty core economic, social and environmental indicators. The GRI has not verified the contents of this report, nor does it take a position on the reliability of information reported herein. For further information about the GRI, visit www.globalreporting.org.

Sustainability Indicator Index

Legend
AA1	report on this indicator
BB2	partially report on this indicator

Economic Performance		Location / Section
EC1	Direct economic value generated and distributed	2012 Audited Financial Statements
EC2	Financial implications and risks and opportunitieis of climate change	Climate Change Risks and Opportunities
Social Performance
HR3	Employee training on human rights	Human Rights
LA1	Total workforce by employment type, employment contract, and region	Employee
LA3	Benefits provided to full time, part-time and temporary employees	Employee
LA6	Workforce represented in Occupational Health and Safety committees	Health and Safety
LA7	Rates of injury, occupational disease, lost days, and work-related fatalities	Health and Safety
SO1	Nature, scope and effectiveness of programs to manage impact on communities	Community Impacts
SO2	Percentage and total number of business units analyzed for risks related to corruption	Anti-Corruption Efforts
SO3	Percentage of employees tranied on anti-corruption policies and procedures	Anti-Corruption Efforts
PR1	Life cycle stages: health and safety impacts of products - assessed for improvements	Product Responsibility
PR2	Total number of incidents of non-compliance with regulations and voluntary codes concerning health and safety impacts of products	Health and Safety
Environment Performance
EN3	direct energy consumption by primary energy source	Energy
EN4	Indirect energy consumption by primary source	Energy
EN5	Energy saved due to conservation and efficiency efforts	Energy
EN6	Initiatives to provide energy-efficient or renewable based products and reductions	Energy
EN7	Initiatives to reduce indirect energy consumption and reduction achieved	Energy
EN8	Total water withdrawal by source	Water
EN16	Total direct and indirect greenhouse gas emissions	Greenhouse Gas Emissions
EN18	Initiatives to reduce GHG emissions and reductions achieved	Greenhouse Gas Emissions
EN22	Total amount of waste by type and disposal method	Waste Generation and Diversion
EN23	Total number and volume of significant spills	Waste Generation and Diversion
EN28	Value of fines and non-monetary sanctions for environment non-compliance	Environmental Compliance

Social Performance Indicators:

Human Rights:

Westport is dedicated to preserving all fundamental and universally recognized human rights as outlined by the United Nations and the International Labour Organization.  Our commitment is stated and reinforced by our Code of Conduct which is reviewed and signed annually by each of our employees.

Total Workforce:

Westport is committed to providing a healthy work environment, defined by respectful relationships, professional development and advancement potential and an execution-focused culture to capitalize on business opportunities. We are dedicated to ensuring that Westport remains a desirable employer in all our locations. A similar benefits package is offered to both full-time and part-time employees.[9]

As of Dec 31, 2013	Full Time	Part Time*	Contractor	Total
Argentina	22		3	25
Australia	23		2	25
Canada	409	25	19	453
China	51			51
France	2		1	3
Korea	3			3
Sweden	23		4	27
India	2			2
Italy	266	27	1	294
United States	108	2	37	147
Total	907	54	69	1030
*Part time includes Co-ops and Interns

As the demand for sustainable transportation grows worldwide, Westport has continued to maintain its global presence. Our products have reached customers in more than 19 countries and being able to support these markets is essential to our future success.

Health and Safety:

The health and safety of our employees, facilities, and communities is an integral part of Westport’s operations. When gauging world-class safety performance, recordable injury rates and lost-time injury rates are statistical, comparative industry measures. Our results are indicative of our ongoing and significant commitment to injury prevention, risk mitigation, regulatory compliance and continuous safety improvement.

Our Health and Safety Committee members are champions for workplace safety. Westport maintains two Health and Safety Committees in British Columbia or approximately one Committee for every 214 employees. Our Committees are made up of cross-functional management and employee representatives who advise and recommend action on any unresolved workplace health and safety issues brought to them.

[9]	Part-time employees must work at least three days per week to be eligible for the same benefits package as full-time employees. Casual employees or contractors are not eligible for benefits.

Safety Incidents (unaudited)
	Dec-13	Dec-12	Dec-11	Mar-10	Mar-09
Recordable injury frequency	5	2	1	2	0
Recordable injury rate[10]	1.22	0.46	0.31	0.82	0
Lost time injury frequency	2	1	1	1	0
Lost time injury rate[11]	0.49	0.23	0.31	0.41	0

The number of recordable and lost time injuries has doubled in 2013. While this is an area of concern, it should be noted that the number of test cells (where there is a greater risk for injury) has doubled over the same time period, leaving our injury rates in line with previous years.

Community Impacts:

The liveability of specific locales or areas may be significantly impacted by an organization’s activities. Westport’s geographic location, with our technical facilities adjacent to homes, schools and other businesses requires us to monitor and manage the potentially adverse impacts our operations might have on our immediate neighbors. Our Facilities Engineering Group maintains a preventative maintenance schedule for key equipment to minimize the likelihood of environment releases and noise levels in excess of municipal by-laws. Westport responds to community concerns regarding our facilities, infrastructure, noise levels and environmental impacts in a timely manner. We received one noise complaint in 2013 associated with the refuelling of our liquid nitrogen tank and have taken the necessary steps to rectify the situation.

Anti-Corruption Efforts:

Our expectations for individual integrity and ethical, moral and legal conduct are outlined in our Code of Conduct. The Code of Conduct has mandated compliance with all applicable laws in the jurisdictions where we operate and has always prohibited the giving or receiving of improper payments to influence business decisions. In addition, Westport maintains a confidential ethics hotline to provide an avenue for employees to raise concerns about corporate conduct. The policy includes the reassurance that they will be protected from reprisals or victimization for “whistle blowing” in good faith.

[10]	The recordable injury incident rate is the annualized rate of occupational injuries and illness per 100 employees. It is a calculation of the number of injuries x 200,000/employee hours worked. First aid classified injuries are not included.

[11]	The lost time injury rate is a calculation of the total number of lost time injuries x 200,000/employee hours worked. Lost days refer to scheduled work days and the count begins on the next scheduled work day immediately after the injury.

Product Responsibility:

Quality and safety are imperatives across the product life cycle. Our Quality Management System (QMS) is certified to ISO 9001:2008 standards for the design, assembly and commercialization of its LNG fuel systems. Westport QMS comprises the organization’s policies and procedures that aim to ensure that customer requirements are met with consistency, resulting in enhanced customer confidence and satisfaction. The QMS, other internal requirements and engineering systems have contributed to no incidents of non-compliance with regulations and voluntary codes concerning the health and safety impacts of our products. Internal systems and processes have been established to ensure that the health and safety impacts of our products are assessed in each of the following life-cycle stages:

Health and Safety Impacts Assessed at Life-Cycle Stage	Status
Development of product concept	YES
Research and development	YES
Certification	YES
Manufacturing and production	YES
Marketing and promotion	YES
Storage, distribution, and supply	YES
Use and service	YES
Disposal, reuse or recycling	PARTIAL

Community Engagement:

Being active in the community has always been central to Westport’s values and we support employee volunteer efforts. Since 2002, Westport has been a strong supporter of the United Way of the Lower Mainland. From modest beginnings our annual workplace campaign has grown steadily and in 2013 our cumulative fundraising total surpassed $1 million CDN.

Westport’s contributions to the community go beyond financial donations. Our employee led IMPACT team provides various outlets for Westporters to engage in the community. The role of IMPACT is to bring the various activities and initiatives that Westport employees can participate in into one coordinated effort. This also provides employees an outlet to exercise their 16 hours of paid volunteer time. IMPACT initiatives generally touch on their three pillars; Environment, Education, and Community.

“Bridging the Science Gap”: Our Partnership with Science World:

Science World is dedicated to inspiring science and technology leadership in British Columbia. Westport is a contributor to Science World’s “Bridging the Science Gap” campaign through its sponsorship of the transportation exhibit in the Ken Spencer Science Park. This interactive outdoor science park is designed to educate children about the future of new, clean, low-carbon technologies. The Westport-sponsored exhibit conveys a “Clean Transportation Story” with interactive elements to demonstrate how everyday choices can impact our carbon footprint.

United Way of the Lower Mainland Community Schools:

Westport is a proud partner of the United Way and Vancouver School Board’s Community Schools Program.  Community schools provide safe and structured after-school activities to students aged 6-12. After-school programs play a critical role in providing structured, supervised time for children to be active, to develop positive social skills and to build overall capabilities.  Studies have linked participation in these programs with greater academic success, increased self-confidence and self-esteem and better relationships with peers and adults.

Through this partnership, Westport employees lead classes over seven weeks in comic book art, yarn crafts, guitar lessons and sports at Lloyd George Elementary School.   We are honoured to partner with the United Way and the Vancouver School Board on this critical community initiative.

Canadian Blood Services:

Westport has been a member of the Canadian Blood Services’ Partners for Life Program since 2001. This nationwide program is designed to encourage group donations from business and community organizations. Each year, we set a target, coordinate group donations and allow employees to take time from work to donate.

The Canadian Blood Services’ Bloodmobile visited our offices for the first time in 2012 and we were able to collect more than 40 donations that day. In 2013, we made 114 donations. Since 2006, Westport employees have donated nearly 500 pints of blood or enough to impact 108 lives[12].

Environmental Performance Indicators:

Environmental Compliance:

Compliance with applicable federal, provincial, and municipal regulations is a baseline environmental performance standard and we believe that leading organizations must go beyond minimum environmental requirements. Since its inception in 1996, Westport has not received any fines or non-monetary sanctions for environmental non-compliance.

[12]	According to Canadian Blood Services an average of 4.6 pints are required per patient.

Water:

It is expected that climate change will impact global water resources. Water use is an increasingly critical component of each organization’s sustainability performance. Despite this, only the largest industries in British Columbia have water meters with data logging capability and the city of Vancouver does not currently provide meters to light industrial or commercial customers such as Westport.

Our calculations indicate that Westport facilities cumulatively have an average daily rate of water use of approximately 13.5 m³ per day. Engine and fuel system component testing activities use process water that flows in a closed-loop thereby minimizing total water withdrawals. Water conserving domestic appliances and fixtures have been installed at all locations in an effort to further reduce our impact. We recognize that providing only an estimate and not actual water use is a limitation of our current sustainability report.

Energy Consumption:

Energy Consumption	Gigajoules for the 12 Months Ending
	Dec-13	Dec-12	Dec-11	Mar-10	Mar-09
Direct
Diesel	2,722	2,250	1,250	1,146	2,050

LPG	0	35	99	120	353

LNG	8,559	8,466	11,193	13,395	12,551

CNG	38,148	28,802	19,352	13,363	19,708

Natural gas returned	-1,024	- 1,860	- 3,663	- 7,102	- 7,167

Net direct consumption	48,405	37,693	28,232	20,922	27,495

Overall energy consumption increased in the reporting year.  This result can be attributed to a number of factors:

1.	As in the previous year, in 2013 we have continued to grow the number of test cells in operation at our High Technology Centre (HTC) in Vancouver, bringing the total number of test cells with transient dynamometers to seven. Increasing capacity at state-of-the art testing facilities is an essential component of the research and development required for the expansion of Westport’s product and service offerings. Continued growth in the new HTC streamlines the testing process required of all new products by allowing us to perform development and certification testing in-house. We equip each test cell with transient dynamometers to generate electricity from operations that is returned to the grid for local consumption.

2.	Due to the increase in employee headcount, our office space square footage increased by 13% during the reporting period.
3.	The increase in diesel is due to the fluctuation in testing schedules. There are times when we are evaluating several engines which run on diesel only. Moreover, we have increased our on road testing which means more trucks are running.
4.	The drop in re-injected natural gas can be attributed to the fact that we have increased our use of liquid nitrogen for development and component durability testing as a substitute for LNG. Previously, this LNG was captured at the end of our testing and re-injected into the grid. Liquid nitrogen is an inert, non-toxic gas that has no impact on air quality.

Greenhouse Gas Emissions:

The Greenhouse Gas Protocol[13] developed by the World Business Council on Sustainable Development (WBSCD) is the globally accepted standard for greenhouse gas (GHG) emissions accounting. The organizational boundary of this inventory includes all of Westport’s British Columbia-based facilities and includes both scope one and scope two emissions.[14] We have not measured scope three emissions to date.

Greenhouse Gas Inventory by Fiscal Years ended December 31[14]

Greenhouse Gas Inventory (unaudited)	Tonnes CO2 equivalent for the 12 months ended
	Dec-13	Dec-12	Dec-11	31-Mar-10	March-09
Total Scope 1 Direct Emissions	2,576.108	2,224.2	1,805.5	2,005.4	1,383.2
Total Scope 2 Indirect Emissions	387	288.0	237.0	245.0	244.0
Total GHG impact	2,963.108	2,512.2	2,042.5	2,250.4	1627.2

[13]	The GHG Protocol methodology used at this time only includes emissions associated with fuel consumption and not energy and emissions associated with fuel production, distribution and transport.

[14]	Scope One Direct Emissions encompass both liquefied and compressed natural gas, diesel, propane, and fuel used in company vehicles. Scope Two Indirect Emissions include emissions associates with the purchase and use of electricity.

Finding comparable organizations against which to benchmark our GHG emissions remains a challenge, as the research and development of new engine technologies is necessarily an energy-intensive process. There are currently no regulatory requirements for a company of our size to disclose its emissions.[15] The process of compiling a GHG inventory provides an important foundation for understanding reduction opportunities and measuring progress. Westport works through the internationally-recognized Carbon Disclosure Project to inventory and make public our GHG emissions. We have identified future opportunities to reduce the impacts of our operations, as well as opportunities to integrate climate change risk into our risk management procedures and overall business strategy.

Waste Generation and Diversion:

Waste reduction, reuse and recycling programs are well established and well-maintained. Using formulas based on bin size and frequency of collection, Westport generates approximately 200 tonnes of waste annually. Reducing the amount of waste sent to landfill remains a priority and we have launched employee education and awareness efforts to communicate the importance of minimizing the amount of waste generated.

We extend the opportunity for employees to recycle electronics, batteries, confidential paper and some hazardous waste like paint through our waste minimization program.

Our Facilities Engineering Group tracks the amount of waste recycled via our hazardous waste program, scrap materials collection and office waste initiatives.

Types of Hazardous and Solid Waste Recycled
Aluminum	Diesel	Hard and soft plastic	Viscor
Batteries	E-waste	Paper	Wastewater
Beverage containers	Filters/rags	Plastic oil pails	Wood
Cardboard	Light bulbs	Solvents
Coolant	Lube oil	Steel

[15]	In Canada, Large Final Emitters (LFEs), those facilities that emit the equivalent of 100,000 tonnes (100 kT) or more of carbon dioxide (CO2) equivalents per year are required to disclose their emissions.